Filed by Locust Walk Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Locust Walk Acquisition Corp.

Commission File No. 001-39866

Date: July 16, 2021

On July 16, 2021, eFFECTOR Therapeutics, Inc. issued the following press release. The press release may be accessed on eFFECTOR’s website at https://effector.com/news/.

eFFECTOR Therapeutics Announces Publication of Tomivosertib Preclinical Data in Cell Reports

Preclinical Data Demonstrate Role of eIF4E in Regulating Tumor Growth

SAN DIEGO, July 16, 2021 – eFFECTOR Therapeutics, Inc., a leader in the development of selective translation regulation inhibitors (“STRIs”) for the treatment of cancer, announced today the publication of data highlighting the role of eukaryotic translation initiation factor 4E (“eIF4E”), in the peer-reviewed journal Cell Reports. eIF4E is a component of the eIF4F complex, which, in conjunction with its activating kinase (“MNK”), triggers an increase in protein synthesis that is critical for cancer growth and immune evasion. The published research, which provides insight into the potential of eIF4E inhibition for the treatment of cancer, was conducted at the University of California, San Francisco in collaboration with eFFECTOR. The eIF4E target is the subject of eFFECTOR’s collaboration with Pfizer.

“This publication further validates the novel science on which eFFECTOR’s platform is built,” said Steve Worland, Ph.D., president and CEO of eFFECTOR. “These findings underscore eIF4E’s role as a key hub for regulating cancer drivers such as mitochondrial stress, and the data showed that jointly inhibiting Bcl-xL while blocking eIF4E activation using our MNK 1/2 inhibitor tomivosertib is a promising approach for treating cancer.”

“The results in this paper highlight the numerous genetic interactions with eIF4E that may help inform cancer vulnerabilities,” said Davide Ruggero, Ph.D., senior author on the paper; professor at the UCSF Helen Diller Cancer Center; an American Cancer Society Research Professor; and co-founder of eFFECTOR. “Our team is pleased to add to the growing body of scientific research on the interactions between cellular processes that drive cancer and key components of the translation machinery such as eIF4E. We are proud that our contributions have the potential to broaden the treatment landscape for those impacted by cancer.”

The Role of eIF4E in Cancer

eIF4E is an oncogene and historically intractable target that is activated in a variety of human cancers and is linked to poor prognosis and resistance to certain therapies. eIF4E is an effector protein integrating signals from multiple important oncogenes and tumor suppressor proteins in the PI3K and RAS oncogenic pathways (including PI3K, AKT, mTOR, PTEN and BRAF), and selectively regulates the translation of a set of target mRNA distinct from those regulated by MNK1/2 and eIF4A. This may expand the potential patient population that may benefit from translation regulation therapy.

About Tomivosertib (eFT508)

Tomivosertib is eFFECTOR’s wholly-owned, highly selective translation regulation inhibitor that targets MNK1 and MNK2 (MNK1/2). The oral, small molecule drug candidate has been shown to enhance killing of tumor cells by T cells, delay T-cell exhaustion/dysfunction and enhance the T-cell central memory pool, in part by down-regulating multiple checkpoint proteins including PD-1, PD-L1, TIM-3 and LAG-3. Tomivosertib is being evaluated in KICKSTART, eFFECTOR’s randomized, double-blind, placebo-controlled Phase 2b study in non-small cell lung cancer (“NSCLC”) in combination with pembrolizumab. The KICKSTART trial builds on results obtained in an earlier study of tomivosertib as an extension of checkpoint inhibitor treatment in patients experiencing insufficient response to an FDA-approved checkpoint inhibitor alone.

Please visit www.clinicaltrials.gov for further information on ongoing clinical trials of tomivosertib.

About eFFECTOR Therapeutics

eFFECTOR is a clinical-stage biopharmaceutical company focused on pioneering the development of a new class of oncology drugs referred to as selective translation regulator inhibitors. eFFECTOR’s STRI product candidates target the eIF4F complex and its activating kinase, mitogen-activated protein kinase 1/2 (MNK 1/2). The eIF4F complex is a central node where two of the most frequently mutated signaling pathways in cancer, the PI3K-AKT and RAS-MEK pathways, converge to activate the translation of select mRNA into proteins that are frequent culprits in key disease-driving processes. Each of eFFECTOR’s product candidates is designed to act on a single protein that drives the expression of multiple functionally related proteins, including oncoproteins and immunosuppressive proteins in T cells, that together control tumor growth, survival and immune evasion. eFFECTOR’s lead product candidate, tomivosertib, is a MNK 1/2 inhibitor, currently being evaluated in KICKSTART, a randomized, double-blind, placebo controlled Phase 2b trial of tomivosertib in combination with pembrolizumab in patients with metastatic NSCLC. Zotatifin, eFFECTOR’s inhibitor of eIF4A, is currently in the dose-escalation portion of a Phase 1/2 trial, with Phase 2a expansion cohorts expected to initiate in the second half of 2021. eFFECTOR has a global collaboration with Pfizer to develop inhibitors of a third target, eIF4E. eFFECTOR plans to evaluate zotatifin as a potential host-directed anti-viral therapy in patients with mild to moderate COVID in collaboration with the University of California, San Francisco, under a $5 million grant sponsored by the Defense Advanced Research Projects Agency.

Additional Information and Where to Find It

On May 26, 2021, eFFECTOR entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Locust Walk Acquisition Corp. (NASDAQ: LWAC), a special purpose acquisition company, and Locust Walk Merger Sub, Inc., a wholly owned subsidiary of LWAC.

In connection with the Merger Agreement, LWAC has filed a registration statement on Form S-4 with the SEC, which includes a document that will serve as a prospectus and proxy statement of LWAC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all LWAC stockholders. LWAC also will file other documents regarding the Merger Agreement and the transactions contemplated thereby (the “Transactions”) with the SEC. Before making any voting decision, investors and security holders of LWAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Transactions as they become available because they will contain important information about the Transactions, including the terms of the Transactions, the parties involved and the risks associated with the Transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by LWAC through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from LWAC upon written request to Locust Walk Acquisition Corp., c/o eFFECTOR, 11120 Roselle Street, Suite A, San Diego, CA 92121, Attn: Secretary, or by calling (858) 925-8215.

Participants in the Solicitation

LWAC and eFFECTOR and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LWAC’s stockholders in connection with the Transactions. A list of the names of the directors and executive officers of LWAC and information regarding their interests in the Transactions will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this press release, including statements regarding the potential that inhibition of eIF4E could broaden the treatment landscape for cancer patients, and the proposed business combination of eFFECTOR and LWAC, are forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to: potential delays in the commencement, enrollment and completion of clinical trials; disruption to eFFECTOR’s operations from the COVID-19 pandemic, including delaying or otherwise disrupting its clinical trials, manufacturing and supply chain; eFFECTOR’s dependence on third parties in connection with product manufacturing and clinical testing; the results of preclinical studies and early clinical trials are not necessarily predictive of future results; the success of eFFECTOR’s clinical trials and preclinical studies for its product candidates; unexpected adverse side effects or inadequate efficacy of eFFECTOR’s product candidates that may limit their development, regulatory approval and/or commercialization, or may result in recalls or product liability claims; risks relating to the proposed business combination, including the risk that the transaction may not be completed in a timely manner or at all; and the risks associated with eFFECTOR’s business and the business combination set forth in the Appendix to the investor presentation filed as Exhibit 99.3 to the Current Report on Form 8-K filed by LWAC on May 27, 2021 . Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond LWAC’s and eFFECTOR’s control, you should not rely on these forward-looking statements as predictions of future events. The foregoing list of factors is not exclusive, and you should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LWAC’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with SEC on March 29, 2021, the registration statement on Form S-4 discussed above and other documents filed by LWAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements, including the risk that the conditions under the

Merger Agreement are not satisfied. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law. LWAC and eFFECTOR assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither LWAC nor eFFECTOR gives any assurance that either LWAC or eFFECTOR or the combined company will achieve its expectations.

Contacts:

Investors:

Stephanie Carrington

Westwicke, an ICR Company

646-277-1282

Stephanie.Carrington@westwicke.com

Media:

Heidi Chokeir, Ph.D.

Canale Communications

619-203-5391

heidi.chokeir@canalecomm.com